Exhibit 3.196

State of Delaware Secretary of State Division of Corporations Delivered 03:15 PM 10/09/2014 Filed 03:09 PM 10/09/2014 SRV 141276924 – 5618663 FILE

CERTIFICATE OF FORMATION

OF

ESTERLINE GEORGIA US LLC

ARTICLE 1. NAME

The name of the limited liability company is Esterline Georgia US LLC.

ARTICLE 2. REGISTERED OFFICE AND

REGISTERED AGENT

The address of the registered office of this limited liability company in Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, State of Delaware 19801, and the name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 9th day of October, 2014.

/s/ Troy Hickman
Troy Hickman
Authorized Person